

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

Simon Braeutigam
Chief Executive Officer
Chase Card Funding LLC
201 North Walnut Street
Wilmington, DE 19801

> **Re: Chase Card Funding LLC**
> **Chase Issuance Trust**
> **Registration Statement on Form SF-3**
> **Filed June 26, 2023**
> **File Nos. 333-272941 and 333-272941-01**

Dear Simon Braeutigam:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1.   We note your disclosure throughout the registration statement regarding existing and future collateral certificates. Please register any collateral certificates that have been or may be acquired by the issuing entity in connection with the offering of the asset-backed securities. Refer to Section III.A.6 of Release No. 33-8518 (Dec. 22, 2004) and Rule 190(c) and (d) under the Securities Act. Please provide placeholder disclosure regarding the issuance and characteristics of the collateral certificates being registered, as appropriate.

2.   To the extent there are currently no existing collateral certificates held by the issuing entity, and no collateral certificates are being registered on this registration statement, please revise your disclosure to remove references to existing collateral certificates. Similarly, to the extent future collateral certificates are not being registered prior to the effectiveness of this registration statement, please revise your disclosure to remove references to the ability to include future collateral certificates. Without registration prior to effectiveness, such securities can only be offered upon the effectiveness of a new registration statement registering such securities; therefore, disclosure regarding the issuance of such securities would not be relevant to this registration statement. Refer to Rule 413 under the Securities Act.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any other questions.

   Sincerely,

   Division of Corporation Finance
   Office of Structured Finance